UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 2)
(Rule 13d-102)

Information To Be Included In Statements Filed
Pursuant To Rules 13d-1(b), (c) And (d) And
Amendments Thereto Filed Pursuant To Rule 13d-2*

POKERTEK, INC.

 (Name of Issuer)

Common Stock, no par value

 (Title of Class of Securities)

730864105

 (CUSIP Number)

December 31, 2007

 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 730864105

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

James T. Crawford, III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.
	5.	SOLE VOTING POWER

NUMBER OF		1,224,900 (See Item 4)
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- (See Item 4)
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,224,900 (See Item 4)
WITH:	8.	SHARED DISPOSITIVE POWER

		-0- (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,224,900
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.2%
12.	TYPE OF REPORTING PERSON

IN (See Item 4)

CUSIP 730864105

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Crawford Ventures, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina
	5.	SOLE VOTING POWER

NUMBEROF		1,224,900 (See Item 4)
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- (See Item 4)
EACH
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON
WITH:		1,224,900 (See Item 4)

	8.	SHARED DISPOSITIVE POWER

-0- (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,224,900
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.2%
12.	TYPE OF REPORTING PERSON

OO (See Item 4)

CUSIP 730864105

Item 1.	(a)	Name of Issuer:

PokerTek, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

1150 Crews Road, Suite F Matthews, North Carolina 28105

Item 2.	(a)	Names of Persons Filing:

(i) James T. Crawford, III (ii) Crawford Ventures, LLC

	(b)	Address of Principal Business Office or, if none, Residence:

		As to (i):	1150 Crews Road, Suite F Matthews, North Carolina 28105

		As to (ii)	5237 Lancelot Drive
Charlotte, North Carolina 28270

	(c)	Place of Organization or Citizenship:

		As to (i)	U.S.

		As to (ii)	North Carolina

	(d)	Title of Class of Securities:

Common Stock, no par value

	(e)	CUSIP Number:

730864105

Item 3.	If this statement is filed pursuant to §§240.13d – 1(b) or 240.13d – 2(b) or (c), check whether the person filing is a:

Not Applicable. This is a joint filing by the persons identified in Item 2, above, pursuant to Rules 13d-1(d) and Rule 13d-1(k) but not a group filing.

CUSIP 730864105

Item 4.	Ownership.

(a) Amount beneficially owned: .

(i) 1,224,900
(ii) 1,224,900

(b) Percent of Class:

(i) 11.2%
(ii) 11.2%

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote

(i) 1,224,900
(ii) 1,224,900

(ii) Shared power to vote or to direct the vote

(i) -0-
(ii) -0-

(iii) Sole power to dispose or to direct the disposition of

(i) 1,224,900
(ii) 1,224,900

(iv) Shared power to dispose or to direct the disposition of

(i) -0-
(ii) -0-

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:☐

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

See information in Item 4, above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

See information in Item 3 and Item 4, above.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP 730864105

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 8, 2008

JAMES T. CRAWFORD, III

/s/ James T. Crawford, III
James T. Crawford, III

CRAWFORD VENTURES, LLC

By:	/s/ James T. Crawford, III
James T. Crawford, III, as Manager

CUSIP 730864105

EXHIBIT INDEX

Exhibit No.	Description

1
Joint Filing Agreement, dated January 30, 2006, by and between James Crawford and Crawford Ventures, LLC, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, incorporated by reference to the Schedule 13G filed by James Crawford and Crawford Ventures, LLC on January 31, 2006.